Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Entrée Resources Ltd. (formerly Entrée Gold Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Entrée Resources Ltd. (formerly Entrée Gold Inc.) (the “Company”), as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity (deficiency), and cash flows for the years ended December 31, 2017, 2016, and 2015, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Entrée Resources Ltd. (formerly Entrée Gold Inc.) as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017, 2016, and 2015 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants
March 8, 2018

We have served as the Company’s auditor since 1997.

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2017, 2016 and 2015

(amounts expressed in thousands of U.S. dollars)

	Note	2017	2016	2015
Expenses
Exploration	12	$332	$489	$1,637
General and administrative		2,334	2,489	4,690
Restructuring costs		211	-	-
Depreciation		20	16	21
Other		192	-	-
Operating loss		3,089	2,994	6,348
Foreign exchange (gain) loss		(380)	343	(2,919)
Interest income		(116)	(102)	-
Interest expense	7	287	279	412
Loss from equity investee	5	215	237	119
Operating loss before income taxes		3,095	3,751	3,960
Income tax (recovery) expense	13	(72)	(553)	160
Net loss from continuing operations		3,023	3,198	4,120
Net loss from discontinued operations	2	176	1,465	3,711
Net loss		$3,199	$4,663	$7,831
Foreign currency translation adjustment		2,481	(717)	4,928
Net loss and comprehensive loss		$5,680	$3,946	$12,759
Net loss per common share
Basic and fully diluted – continuing operations		$(0.02)	$(0.02)	$(0.03)
Basic and fully diluted – discontinued operations		$(0.00)	$(0.01)	$(0.02)

Weighted average shares outstanding
Basic and fully diluted (000’s)		172,259	151,925	147,037

Total shares issued and outstanding (000’s)	9	173,574	153,045	147,331

The accompanying notes are an integral part of these consolidated financial statements.

3

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Consolidated Balance Sheets

As at December 31, 2017 and 2016

(expressed in thousands of U.S. dollars)

	Note	2017	2016
Assets
Current assets
Cash and cash equivalents		$7,068	$13,262
Receivables	17	263	37
Prepaid expenses		119	54
Assets held for spin-off	2	-	348
		7,450	13,701
Equipment	4	112	43
Mineral property interests	6	532	496
Long-term investment	5	151	146
Reclamation deposits and other		12	9
Assets held for spin-off	2	-	38,885
Total assets		$8,257	$53,280
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$247	$225
Liabilities held for spin-off	2	-	230
		247	455
Loan payable to Oyu Tolgoi LLC	7	7,841	7,334
Deferred revenue	8	24,658	22,987
Liabilities held for spin-off	2	-	3,015
Total liabilities		32,746	33,791
Stockholders’ (deficiency) equity
Common stock, no par value, unlimited number authorized, 173,573,572 (December 31, 2016 – 153,045,408) issued and outstanding	9	139,689	178,740
Additional paid-in capital		22,175	20,863
Accumulated other comprehensive income (loss)		5,230	(7,061)
Subscriptions received in advance		-	559
Accumulated deficit		(191,583)	(173,612)
Total stockholders’ (deficiency) equity		(24,489)	19,489
Total liabilities and stockholders’ (deficiency) equity		$8,257	$53,280

Nature and continuance of operations (Note 1)

Plan of arrangement and discontinued operations (Note 2)

Commitments and contingencies (Note 16)

Subsequent events (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

4

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Consolidated Statement of Stockholders’ Deficiency

For the years ended December 31, 2017, 2016 and 2015

(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000’s)	Share capital	Additional paid-in capital	Other comprehensive (loss) income	Subscriptions received in advance	Deficit	Total
Balance at December 31, 2016		153,045	$178,740	$20,863	$(7,061)	$559	$(173,612)	$19,489
Net loss for the year		-	-	-	-	-	(3,199)	(3,199)
Foreign currency translation		-	-	-	(2,481)	-	-	(2,481)
Stock-based compensation	10	-	-	632	-	-	-	632
Transfer of net assets to Mason	2	-	(44,214)	-	14,772	-	(14,772)	(44,214)
Issuance of share capital – inducement bonus shares	10	100	37	-	-	-	-	37
Issuance of share capital – private placement	9	18,529	4,478	1,129	-	(559)	-	5,048
Issuance of share capital – stock options	10	1,899	648	(449)	-	-	-	199
Balance at December 31, 2017		173,573	$139,689	$22,175	$5,230	$-	$(191,583)	$(24,489)

Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$-	$(168,949)	$20,996
Net loss for the year		-	-	-	-	-	(4,663)	(4,663)
Subscriptions received in advance	9	-	-	-	-	559	-	559
Foreign currency translation		-	-	-	717	-	-	717
Stock-based compensation	10	-	-	489	-	-	-	489
Issuance of share capital – stock options	10	585	197	(143)	-	-	-	54
Issuance of share capital - Sandstorm	8	5,129	1,337	-	-	-	-	1,337
Balance at December 31, 2016		153,045	$178,740	$20,863	$(7,061)	$559	$(173,612)	$19,489

Balance at December 31, 2014		146,984	$177,138	$20,346	$(2,850)	$-	$(161,118)	$33,516
Net loss for the year		-	-	-	-	-	(7,831)	(7,831)
Foreign currency translation		-	-	-	(4,928)	-	-	(4,928)
Stock-based compensation	10	-	-	197	-	-	-	197
Issuance of share capital – stock options	10	347	68	(26)	-	-	-	42
Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$-	$(168,949)	$20,996

The accompanying notes are an integral part of these consolidated financial statements.

5

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(expressed in thousands of U.S. dollars)

	Note	2017	2016	2015
Cash flows used in operating activities
Net loss from continuing operations		$(3,023)	$(3,198)	$(4,120)
Items not affecting cash
Depreciation		20	16	21
Stock-based compensation		678	489	197
Loss from equity investee	5	215	237	119
Interest expense	7	287	279	279
Income tax (recovery) expense	13	(72)	(553)	160
Unrealized foreign exchange (gains) losses		(1,260)	324	(2,988)
Other		11	3	12
		(3,144)	(2,403)	(6,320)
Change in non-cash operating working capital
(Increase) decrease in receivables and prepaid expenses		(351)	113	455
(Increase) decrease in other assets		(3)	7	(2)
Decrease in accounts payable and accruals		(102)	(949)	(265)
Deposit on metal credit obligation	8	-	(5,500)	-
Discontinued operations	2	604	(1,474)	(3,689)
		(2,996)	(10,206)	(9,821)
Cash flows (used in) from investing activities
Cash paid in connection with the Arrangement	2	(8,843)	-	-
Purchase of equipment		(100)	(6)	(16)
Proceeds from sale of equipment and other		-	40	-
Mineral property interests		-	-	(500)
		(8,943)	34	(516)
Cash flows from financing activities
Proceeds from issuance of capital stock – private placement	9	5,038	-	-
Proceeds from issuance of capital stock – stock options	10	199	53	41
Subscriptions received in advance	9	-	559	-
		5,237	612	41
Decrease in cash and cash equivalents		(6,702)	(9,560)	(10,296)
Cash and cash equivalents - beginning of year		13,262	22,657	33,388
Effect of exchange rate changes on cash		508	165	(435)
Cash and cash equivalents - end of year		$7,068	$13,262	$22,657

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

6

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Resources Ltd. (formerly Entrée Gold Inc.) was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, the Company changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia) (the "BCBCA"). On May 9, 2017, the Company changed its name from Entrée Gold Inc. to Entrée Resources Ltd.

The principal business activity of Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the "Company" or "Entrée"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company’s ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to Mason Resources Corp. ("Mason Resources") in exchange for 77,804,786 common shares of Mason Resources (the "Mason Common Shares"). Mason Resources commenced trading on the Toronto Stock Exchange on May 12, 2017 under the symbol "MNR".

As part of the Arrangement, Entrée then distributed its 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The assets and liabilities that were transferred to Mason Resources were classified as discontinued operations and classified on the balance sheet as assets / liabilities held for spin-off ("Spin-off"). The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc. (formerly Entrée U.S. Holdings Inc.); Mason Resources (US) Inc. (formerly Entrée Gold (US) Inc.); and M.I.M. (U.S.A.) Inc. (collectively the “US Subsidiaries”). The Spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of stockholders’ (deficiency) equity of $44.2 million.

7

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The closing of the Arrangement resulted in the following Spin-off assets and liabilities being distributed to Mason Resources on May 9, 2017:

	May 9, 2017	December 31, 2016
Current assets
Cash	$8,843	$129
Receivables and prepaids	137	219
	8,980	348
Long-term assets
Equipment	25	25
Mineral property interest	37,699	38,379
Reclamation deposits and other	481	481
	38,205	38,885
Current liabilities
Accounts payable and accrued liabilities	(34)	(230)
Long-term liabilities
Deferred income taxes	(2,937)	(3,015)
Net assets	$44,214	$35,988

The net loss from the US Subsidiaries has been reclassified to net loss from discontinued operations as follows:

	2017	2016	2015
Expenses
Exploration	$239	$1,366	$3,502
General and administrative	19	84	188
Depreciation	4	15	22
Foreign exchange gain	(86)	-	(1)
Net loss from discontinued operations	$176	$1,465	$3,711

3	Significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

8

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $7.1 million in cash and cash equivalents at December 31, 2017 (December 31, 2016 - $13.3 million).

Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

Equipment

Equipment, consisting of office equipment, computer equipment, field equipment, and buildings, is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any significant asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the discounted carrying amount of the assets exceeds the fair value of the assets.

9

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to directors, officers, employees, and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive (loss) income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in the statement of comprehensive loss.

The Company classifies its financial instruments as follows:

Cash and cash equivalents is classified as held for trading, and is measured at fair value using Level 1 inputs. Receivables are classified as loans and receivables, and have a fair value approximating their carrying value, due to their short-term nature. The Company’s other financial instruments, accounts payable and accrued liabilities, and loans payable are classified as other financial liabilities, and are measured at amortized cost.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Entrée Resources Ltd. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement comprehensive loss. The functional currency of Entrée Resources Ltd.’s significant subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders’ (deficiency) equity as accumulated other comprehensive (loss) income.

10

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2017, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 9,175,000 (December 31, 2016 - 12,010,000; December 31, 2015 - 13,208,000).

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Recent accounting pronouncements

In August 2014, the FASB issued Accounting Standards Update 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessment of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is substantial doubt about the entity’s ability to continue as a going concern. The requirement was effective for annual periods ending after December 15, 2016 and did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2016-09 – Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. This accounting pronouncement, which goes into effect for periods ending after December 16, 2016, addresses the simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This accounting pronouncement requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. Currently deferred tax liabilities and assets must be presented as current and noncurrent. The policy was effective for periods ending after December 16, 2016. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2016-01 – Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting pronouncement, which goes into effect for periods beginning after December 15, 2017, is far reaching and covers several presentation areas dealing with measurement, impairment, assumptions used in estimating fair value and several other areas. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

Accounting Standards Update 2016-02-Leases (Topic 842). This accounting pronouncement allows lessees to make an accounting policy election to not recognize a lease asset and liability for leases with a term of 12 months or less and do not have a purchase option that is expected to be exercised. This standard is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

4	Equipment

	2017			2016
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Office equipment	$55	$8	$47	$40	$34	$6
Computer equipment	149	130	19	170	144	26
Field equipment	39	33	6	36	30	6
Buildings	45	5	40	41	36	5
	$288	$176	$112	$287	$244	$43

5	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in a land package that includes two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company. The Company is entitled to 20% or 30% of the mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth of mineralization.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill Resources Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

11

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 7).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of December 31, 2017, the Entrée/Oyu Tolgoi JV had expended approximately $30.1 million (2016 - $29.0 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 7).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to the interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.2 million for the year ended December 31, 2017 (2016 - $0.2 million; 2015 - $0.1 million) plus accrued interest expense of $0.3 million for the year ended December 31, 2017 (2016 - $0.3 million; 2015 - $0.4 million).

The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2017 was $0.2 million (December 31, 2016 - $0.1 million) and was recorded in long-term investment. This amount is related to prepaid licence fees which are amortized over the licence period.

6	Mineral property interests

	December 31, 2017	Transferred to Mason Resources pursuant to the Arrangement (Note 2)	December 31, 2016
Ann Mason Project (a)	$-	$(37,988)	$37,988
Lordsburg property (a)	-	(391)	391
Cañariaco Project Royalty (b)	532	-	496
Other (c)	-	-	-
	$532	$(38,379)	$38,875

12

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.

a)	Ann Mason Project and Lordsburg Property

On May 9, 2017, the Company completed the Arrangement under Section 288 of the BCBCA pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico (Note 2). The comparative period balances have been classified as assets held for spin-off on the Consolidated Balance Sheets.

b)	Cañariaco Project Royalty, Peru

The Company entered into an agreement with Candente Copper Corp. (TSX:DNT) ("Candente") to acquire a 0.5% NSR royalty on Candente's 100% owned Cañariaco project in Peru for a purchase price of $500,000.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde porphyry copper prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

c)	Other Properties

The Company also has interests in other properties in Mongolia (Shivee West) and Australia (Blue Rose). During fiscal 2014, the Company recorded an impairment of $552,095 against these properties.

7	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 5), OTLLC will contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

8	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm") whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

13

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to U.S. dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

9	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At December 31, 2017, the Company had 173,573,572 (December 31, 2016 – 153,045,408) shares issued and outstanding.

14

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

a)	Plan of arrangement

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property into Mason Resources through the Arrangement under Section 288 of the BCBCA. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

b)	Private placement

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share (pre-Arrangement price) for a period of 5 years. No commissions or finders' fees were paid in connection with the private placement. Pursuant to the Arrangement, on May 23, 2017 each Warrant was exchanged for one replacement Entrée Warrant and 0.45 of a Mason Resources transferable common share purchase warrant with the same attributes as the original Warrants. The exercise price of the replacement Entrée Warrants was adjusted based on the market value of the two companies after completion of the Arrangement resulting in a ratio between Entrée and Mason Resources of 85% and 15%, respectively.

c)	Share purchase warrants

At December 31, 2017, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Pre-Arrangement exercise price per share C$	Post-Arrangement adjusted exercise price per share C$	Expiry date
8,655	0.65	0.55	January 10, 2022
610	0.65	0.55	January 12, 2022

15

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At issuance, the fair value per share purchase warrant was determined to be C$0.21. Pursuant to the Arrangement, the replacement Entrée Warrants were revalued at May 9, 2017 and the fair value per share purchase warrant was determined to be C$0.37. The revaluation used the following weighted average assumptions using the Black Scholes option pricing model:

	Pre-Arrangement	Post-Arrangement
Share price	C$0.43	C$0.55
Risk-free interest rate	1.01%	1.01%
Dividend rate	0.00%	0.00%
Expected life	5 years	5 years
Annualized volatility	70%	72%

10	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

Pursuant to the Arrangement, on May 23, 2017 each outstanding option was exchanged for one replacement Entrée option with the same expiry date and 0.45 of a Mason Resources option. The exercise prices of the replacement Entrée options were adjusted based on the market value of the two companies after completion of the Arrangement.

a)	Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the Toronto Stock Exchange on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. Since the Company has not paid and does not anticipate paying dividends on its common stock the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Comprehensive Loss.

16

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Stock option transactions are summarized as follows:

	Number of shares (000’s)	Weighted average exercise price C$
Outstanding – January 1, 2015	13,779	0.85
Granted	1,670	0.34
Exercised	(347)	0.22
Cancelled	(163)	0.25
Forfeited/expired	(1,731)	2.43
Outstanding – December 31, 2015	13,208	0.60
Granted	2,520	0.42
Exercised	(585)	0.25
Cancelled	(665)	0.28
Forfeited/expired	(2,468)	1.17
Outstanding – December 31, 2016 *	12,010	0.48
Granted	1,900	0.52
Exercised	(1,899)	0.32
Cancelled	(1,646)	0.75
Forfeited/expired	(1,190)	1.20
Outstanding – December 31, 2017	9,175	0.38

*The weighted average exercise price is before the exercise price adjustment applied pursuant to the Arrangement (Note 2). The exercise prices were adjusted such that the aggregate "in the money" amounts for the outstanding options remained the same before and after the Arrangement.

At December 31, 2017, the following stock options were outstanding:

Number of shares (000`s)	Vested (000`s)	Aggregate intrinsic value C$ (000’s)	Pre-Arrangement exercise price per share C$	Post-Arrangement adjusted exercise price per share C$ *	Expiry date
2,855	2,855	1,048	0.30 – 0.56	0.26 – 0.47	Mar – Dec 2018
860	860	507	0.21	0.18	Dec 2019
1,320	1,320	633	0.33 – 0.38	0.28 – 0.32	July – Dec 2020
2,240	2,240	921	0.39 – 0.42	0.33 – 0.36	Mar – Nov 2021
1,900	1,884	469	n/a	0.52 – 0.62	May – Oct 2022
9,175	9,159	3,578

* The post-Arrangement adjusted exercise price per share is after the adjustment applied pursuant to the Arrangement (Note 2).

17

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

December 31, 2017
Weighted average exercise price for exercisable options	C$0.38
Weighted average share price for options exercised	C$0.32
Weighted average years to expiry for exercisable options	2.6

b)	Stock-based compensation

For the year ended December 31, 2017, the total stock-based compensation charges relating to 1,900,000 options granted to officers, employees, directors and consultants was $0.6 million (2016 - $0.5 million; 2015 - $0.2 million).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	2017	2016	2015
Risk-free interest rate	1.62%	0.62%	0.77%
Expected life of options (years)	4.6	4.6	4.6
Annualized volatility	72%	73%	75%
Dividend rate	0.00%	0.00%	0.00%
Fair value per option	C$0.24	C$0.18	C$0.15

c)	Bonus shares

On May 5, 2017, the Company issued 100,000 common shares for no cash proceeds pursuant to a grant of employment inducement bonus shares.

11	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company’s assets are geographically segmented as follows:

	2017	2016
United States (Note 2)	$-	$39,233
Canada	7,226	13,263
Other	1,031	784
	$8,257	$53,280

18

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

12	Exploration costs

	2017	2016	2015
Mongolia	$181	$372	$1,488
Other	151	117	149
	$332	$489	$1,637

13	Income taxes

	2017	2016	2015
Loss for the year before income taxes	$(3,095)	$(3,751)	$(3,960)
Statutory rate	26.00%	26.00%	26.00%
Expected income tax recovery	(805)	(975)	(1,030)
Permanent differences and other	309	(1,296)	(1,010)
Difference in foreign tax rates	(637)	960	247
Effect of change in future tax rates	(48)	(47)	3,397
Effect of dissolution of subsidiaries	-	-	6,339
Change in valuation allowance	1,109	805	(7,783)
Total income tax (recovery) expense	$(72)	$(533)	$160

	2017	2016	2015
Current income tax recovery	$(72)	$-	$-
Deferred income tax expense (recovery)	-	(533)	160
Total income taxes	$(72)	$(533)	$160

	2017	2016
Deferred income tax assets:
Non-capital loss carryforward	$9,117	$8,779
Resource expenditures	2,713	2,582
Equipment	174	158
Share issue and legal costs	28	3
Other	1,004	797
	13,036	12,319
Valuation allowance	(13,009)	(12,169)
Net deferred income tax assets	$27	$150

Deferred income tax liabilities:
Foreign exchange on loan	$(27)	$(150)
Net deferred income tax liabilities	$(27)	$(150)

Net deferred income tax	$-	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $31.1 million (2016: $30.0 million) in Canada, $0.7 million (2016: $0.6 million) in China, $6.2 million (2016: $5.7 million) in Mongolia, $nil (2016: $0.1 million) in Australia and $1.0 million (2016: $0.7 million) in Peru. These losses, if not utilized, will expire through 2037. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these consolidated financial statements.

19

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Financial instruments

a)	Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company’s consolidated subsidiaries’ functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)	Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 —	Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 —	Quoted prices in active markets for similar assets or liabilities that are observable.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

20

Entrée Resources Ltd. (Formerly Entrée Gold Inc.)

Notes to Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At December 31, 2017, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $7.1 million (2016 - $13.3 million).

15	Supplemental cash flow information

Other than those described in Note 2, there were no significant non-cash transactions during the years ended December 31, 2017, 2016 and 2015.

16	Commitments and contingencies

As at December 31, 2017, the Company had the following commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$573	$115	$235	$224	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 8).

17	Administrative Services Agreement

On May 9, 2017, Mason Resources entered into an Administrative Services Agreement ("ASA") with Entrée whereby Entrée will provide office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the year ended December 31, 2017 was $0.6 million. As of December 31, 2017, included in the receivables balance on the consolidated balance sheet is $0.2 million due from Mason Resources relating to the ASA.

Also included in costs recoverable by Entrée under the ASA is a one-time restructure charge of $0.2 million to Mason Resources that is related to the Arrangement (Note 2). This amount includes legal, filing and audit related costs directly attributable to the Arrangement.

18	Related party transactions

Other than those described in Note 17, the Company did not enter into any transactions with related parties during the years ended December 31, 2017, 2016 and 2015.

19	Subsequent events

Effective February 5, 2018, Mr. Mark Bailey was appointed to the role of Non-Executive Chairman of the Board of Directors and succeeded The Rt. Honourable Lord Howard of Lympe who retired from his position as a director and Board Chair. In addition, Dr. Michael Price joined the Company’s Board of Directors as an independent director.

Subsequent to December 31, 2017, 1,590,000 stock options with an exercise price of C$0.47 were exercised or terminated (Note 10). An aggregate of 648,224 common shares were issued, and the Company received gross proceeds of C$150,400 from the option exercises. 100,000 stock options with an exercise price of C$0.63 were granted to Dr. Michael Price.

21